Exhibit 99.1
Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Sify Technologies Limited
We have reviewed the accompanying condensed consolidated interim statement of financial position of Sify Technologies Limited and subsidiaries (“the Company”) as of December 31, 2009, the related unaudited condensed consolidated interim statements of income for the three months and nine months ended December 31, 2009 and 2008, the related unaudited condensed consolidated interim statements of comprehensive income for the three months and nine months ended December 31, 2009 and 2008, the related unaudited condensed consolidated interim statements of changes in equity and unaudited condensed consolidated interim statements of cash flows for the nine months ended December 31, 2009 and 2008, and a summary of significant accounting policies and other explanatory notes. These condensed consolidated interim financial statements are the responsibility of the Company’s management. We did not review the condensed consolidated interim financial statements of MF Global Sify Securities India Private Limited (MF Global), (a 29.85% percent owned Investee Company). The Company’s investment in MF Global at December 31, 2009 was Rs.606,365 (in thousands) and its equity in earnings of MF Global was Rs. 28,394 (in thousands) and Rs.1,525 (in thousands) for the quarters ended December 31, 2009 and December 31, 2008, respectively, Rs. 64,609 (in thousands) and Rs. 38,622 (in thousands) for the nine months ended December 31, 2009 and December 31, 2008, respectively. The condensed consolidated interim financial statements of MF Global were reviewed by other auditor whose report has been furnished to us, and our report, insofar as it relates to the amounts included for MF Global, is based solely on the report of the other auditor.
We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion
Based on our review, and the report of the other auditors, presented herein, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements referred to above for them to be in conformity with International Financial Reporting Standards as issued by International Accounting Standards Board.
KPMG
Chennai, India
November 30, 2010